U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Commission File No.:  001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   ☐

October 1, 2010

To:	The United Stated Securities and Exchange Commission
Dear Sirs/Mesdames:

Re:	Terra Nova Royalty Corporation (“Terra Nova”) Annual and Interim Financial Statements Reconciled to United States Generally Accepted Accounting Principles (“US GAAP”)

We hereby submit for filing with the US Securities and Exchange Commission (“SEC”):
(1)	The US GAAP reconciliation of Terra Nova’s interim financial statement for the period ended June 30, 2010 with comparative figures for June 30, 2009 which we furnished to the SEC on a Form 6-K on August 16, 2010; and
(2)	The supplemental US GAAP reconciliation of Terra Nova’s audited annual financial statements for the year ended December 31, 2009 which we filed with the SEC on a Form 20-F dated March 26, 2010, each in accordance with Item 18 of Form 20-F (collectively, the “US GAAP Statements”).
We have also included the report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, dated March 26, 2010, on the supplemental US GAAP reconciliation of Terra Nova’s audited annual financial statements for the year ended December 31, 2009.
The purpose of filing the US GAAP Statements is to facilitate the incorporation by reference thereof into a Registration Statement on Form F-4 to be filed by Terra Nova with the SEC in connection with the proposed offer by Terra Nova for all of the outstanding Class A common shares of Mass Financial Corp.
The US GAAP Statements will not be sent to holders of Terra Nova’s common shares.
Yours truly,
/s/  Michael Smith
Michael J. Smith
Chairman, President and Chief Executive Officer

TERRA NOVA ROYALTY CORPORATION
(formerly KHD Humboldt Wedag International Ltd.)
SUPPLEMENTAL US GAAP DISCLOSURES
JUNE 30, 2010
(unaudited)
Terra Nova Royalty Corporation (formerly KHD Humboldt Wedag International Ltd.) (“the Company”) prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from the principles that the Company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences between Canadian GAAP and US GAAP on the Company’s balance sheet as at June 30, 2010 and statements of income and comprehensive income for the six months ended June 30, 2010 and 2009 are reconciled and described in the accompanying notes. This additional information should be read together with the audited consolidated financial statements and the accompanying notes, particularly Note 33, Differences between Canadian and United States Generally Accepted Accounting Principles, included in the Company’s annual report for the year ended December 31, 2009.
The presentation currency of this information is United Stated dollars ($), as rounded to the nearest thousands.

(a)	Income statement
The principal differences between Canadian GAAP and US GAAP net income are summarized in the following table:

	For Six Months Ended June 30,
	2010	2009
Reconciliation of Net Income
Loss before minority interests from continuing operations in accordance with Canadian GAAP	$(18,749)	$(6,309)
Stock-based compensation (expense) recovery	865	(288)
Pension benefit expense, reclassified from other comprehensive income	(1,315)	—
Reduction in tax as a result of reduction in carrying amount in investment in a former subsidiary	1,064	—

Net loss in accordance with US GAAP	(18,135)	(6,597)
Less: amount attributable to non-controlling interests	74	(60)

Net loss attributable to common shareholders of Terra Nova	(18,061)	(6,657)

Basic and diluted loss per common share: US GAAP	(0.60)	(0.22)

(b)	Shareholders’ equity
The principal differences between Canadian GAAP and US GAAP shareholders’ equity are summarized in the following table:

	For Six Months Ended June 30,
	2010	2009
Reconciliation of Shareholders’ Equity
Shareholders’ equity in accordance with Canadian GAAP	206,567	257,869
Deferred income taxes	(7)	(1,071)
Stock-based compensation expense	—	(1,997)
Inventories	(2,488)	—
Unrecognized pension benefit expense, net of tax	(1,315)	(678)
Distribution of shares in a former subsidiary	1,906	—

Shareholders’ equity in accordance with US GAAP	204,663	254,123

(c)	Comprehensive income
The principal differences between Canadian GAAP and US GAAP comprehensive income are summarized in the following table:

	For Six Months Ended June 30,
	2010	2009
Comprehensive Income
Net loss in accordance with US GAAP	(18,135)	(6,597)
Other comprehensive income (loss), net of tax	—	—
Unrealized gains and losses on translating financial statements of self-sustaining operations and adjustments from application of US dollar reporting	(16,470)	5,981
Reclassification adjustment for translation gains and losses to income statements for subsidiaries deconsolidated	5,716	—

Unrecognized pension recovery (expense), net of tax:
Unrecognized actuarial loss arising during the period	—	(636)
Reclassification adjustment to income statements for subsidiaries deconsolidated	1,315	—

	1,315	(636)

	(9,439)	5,354

Comprehensive loss, net of tax, in accordance with US GAAP	(27,574)	(1,252)

Comprehensive loss attributable to:
Common shareholders of Terra Nova	(27,325)	(2,190)
Non-controlling interests	(249)	938

	(27,574)	(1,252)

(d)	Balance sheet
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. Incorporation of the significant differences in accounting principles in the Company’s financial statements as at June 30, 2010 would result in the following balance sheet presentation under US GAAP:

	June 30, 2010
	as reported	US GAAP
Current Assets
Cash and cash equivalents	$71,202	$71,202
Other current assets	30,140	30,140

Total current assets	101,342	101,342

Non-current Assets
Investment in a former subsidiary	116,909	114,122
Future income tax assets	2,426	3,490
Other non-current assets	26,253	26,253

Total non-current assets	145,588	143,865

	$246,930	$245,207

Current Liabilities
Dividend payable	37,326	36,436
Other current liabilities	3,037	3,037

Total current liabilities	40,363	39,473

Long-term Liabilities
Future income tax liability	—	1,071

Total long-term liabilities	—	1,071

Total liabilities	40,363	40,544

Shareholders’ equity	206,567	204,663

	246,930	245,207

Explanation of the significant differences between Canadian GAAP and US GAAP are as follows:
Stock-Based Compensation
The Company has two stock-based compensation plans.
Under Canadian GAAP, all stock options issued are accounted for as equity instruments. Under US GAAP, stock options issued to employees of Canadian and foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and re-measured under the Black-Scholes option pricing model at each period end.
Defined Benefit Pension
The defined benefit pension cost incurred in the Company’s industrial plant technology, equipment and service business which was deconsolidated from March 31, 2010.
Pursuant to US GAAP, a business entity that sponsors a defined benefit plan shall (a) recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its balance sheet and recognize changes in that funded status in comprehensive income in the year in which the changes occur; and (b) measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions.
Under US GAAP, the accumulated other comprehensive income includes the net gain and loss amounts that had not yet been recognized as net periodic benefit cost for the periods then ended. The unrecognized pension cost arises from actuarial gains and losses.
Investment in Jointly Controlled Entities
Under Canadian GAAP, the Company accounts for its investment in a jointly controlled entity by proportionate consolidation method. Under US GAAP, such investment is accounted for by equity method. Paragraphs (c)(2)(vii) of Form 20-F as issued by the US Securities and Exchange Commission allows the issuer to omit differences in classification or display that result from using proportionate consolidation in the reconciliation to US GAAP provided that the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. The Company is of opinion that the conditions are met and elects to omit the differences in the US GAAP reconciliation.
Inventory Write-down
The inventory write-down incurred in the Company’s industrial plant technology, equipment and service business which was deconsolidated from March 31, 2010.
Under Canadian GAAP, the amount of any write-down of inventories to net realizable value of inventories shall be recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. Under US GAAP, the entity shall not recognize any reversal of any previously recognized write-down arising from the subsequent increase in the net realizable value.

TERRA NOVA ROYALTY CORPORATION AND SUBSIDIARIES
(formerly KHD Humboldt Wedag International Ltd.)
SUPPLEMENTAL US GAAP DISCLOSURES
DECEMBER 31, 2009
This information should be read in conjunction with the audited annual consolidated financial statements of KHD Humboldt Wedag International Ltd. (the “Company”) as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, respectively. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Significant differences between Canadian and United States generally accepted accounting principles (“US GAAP”) are described in Note 33 of the December 31, 2009 consolidated financial statements. In addition to the significant differences described in Note 33, presentation of the following additional disclosures are required under US GAAP and Regulation S-X of the United States Securities and Exchange Commission as specified in Item 18 of the Form 20-F.
The presentation currency of this information is United Stated dollars ($), as rounded to the nearest thousands.

1.	Condensed Consolidated Balance Sheet

	2009	2009	2008	2008
	as reported	US GAAP	as reported	US GAAP
Current Assets
Cash and cash equivalents and short-term cash deposits	$427,467	$427,467	$409,087	$409,087
Inventories	80,815	78,327	110,161	110,161
Other current assets	230,213	230,213	192,441	192,441

Total current assets	738,495	736,007	711,689	711,689
Non-current Assets
Future income tax assets	13,405	13,968	6,339	6,357
Other non-current assets	37,003	37,003	47,630	47,630

Total non-current assets	50,408	50,971	53,969	53,987

	$788,903	$786,978	$765,658	$765,676

Current Liabilities
Accounts payable and accrued expenses	$191,746	$193,381	$178,582	$180,109
Other current liabilities	175,928	175,928	253,241	253,241

Total current liabilities	367,674	369,309	431,823	433,350
Long-term Liabilities
Accrued pension liabilities, less current portion	28,861	30,739	29,209	29,270
Future income tax liability	14,210	15,281	7,646	8,717
Other long-term liabilities	52,967	52,967	31,357	31,357

Total long-term liabilities	96,038	98,987	68,212	69,344

Total liabilities	463,712	468,296	500,035	502,694
Equity
Shareholders’ equity	319,788	313,279	261,914	259,274
Minority interests	5,403	5,403	3,709	3,708

Total equity	325,191	318,682	265,623	262,982

	$788,903	$786,978	$765,658	$765,676

2.	Stock-Based Compensation
As of December 31, 2009, there were $301 of total unrecognized compensation cost related to unvested stock options and such cost is expected to be recognized over a weighted average period of 1.0 year.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of
Terra Nova Royalty Corporation (formerly KHD Humboldt Wedag International Ltd.)
We have audited the consolidated financial statements of Terra Nova Royalty Corporation (formerly KHD Humboldt Wedag International Ltd.) and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and for the three years then ended and have issued our reports thereon dated March 26, 2010 (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to the separate issuance of financial statements prepared in accordance with Canadian generally accepted accounting principles and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to changes in accounting principles) and such financial statements and reports are included in the Company’s Form 20-F for the year ended December 31, 2009. We have also audited the following Supplemental U.S. GAAP Disclosures of the Company as at December 31, 2009 and 2008 and for the three years then ended which were prepared to comply with the requirements of Item 18 of Form 20-F. This supplemental disclosure is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the Supplemental U.S. GAAP Disclosures as at December 31, 2009 and 2008 and for the three years then ended, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/  Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION
By:	/s/ Michael Smith
Michael Smith
President and Chief Executive Officer

Date:    October 1, 2010